EXHIBIT 99.1

HEXO Corp to Release Second Quarter 2020 Financial Results and Host Investor Conference Call

OTTAWA, March 27, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) plans to release its complete financial results for the quarter ended January 31, 2020 before market hours on Monday, March 30th, 2020 as well as host a webcast for investors beginning at 8:30 a.m. EST.

Webcast Details
Date: March 30, 2020
Time: 8:30 a.m. EST
Webcast:  https://event.on24.com/wcc/r/2225306/FB7095540E2F2B9E49E6E4CD363A66B4
Replay information: A replay of the call will be accessible by telephone until 11:59 a.m. EST on April 13, 2020.
Toll Free Dial-In Number: 1-888-390-0541
Replay Password: 632688 #

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com

Media Relations:
(819) 317-0526
media@hexo.com